Exhibit 99.2

CONVENING NOTICE

This is the convening notice for the Annual General Meeting of shareholders of Pharvaris N.V. (the "Company") to be held on June 27, 2025 at 4:00 p.m. CEST at the offices of NautaDutilh N.V., Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands (the "AGM").

The agenda for the AGM is as follows:

1.
Opening

2.
Discussion of Dutch statutory board report for the fiscal year ended December 31, 2024 (discussion item)

3.
Adoption of Dutch statutory annual accounts for the fiscal year ended December 31, 2024 (voting item)

4.
Appointment of PricewaterhouseCoopers Accountants N.V. as the Company’s external independent auditor for the fiscal year ending December 31, 2025 (voting item)

5.
Discharge from liability of the Company's directors with respect to the performance of their duties during the fiscal year ended December 31, 2024 (voting item)

6.
Discussion of the Company's dividend and reservation policy (discussion item)

7.
Extension of authorization for the Company's board of directors to acquire shares and depository receipts for shares in the Company's capital (voting item)

8.
Re-appointment of Dr. Meeker as non-executive director of the Company (voting item)

9.
Re-appointment of Dr. Glassman as non-executive director of the Company (voting item)

10.
Re-appointment of Ms. Monges as non-executive director of the Company (voting item)
11.
Closing

No business shall be voted on at the AGM, except such items as included in the foregoing agenda.

The record date for the AGM is May 30, 2025 (the "Record Date"). All shareholders of record on the Record Date, including those who otherwise have voting rights and/or meeting rights with respect to shares in the Company's capital and who are recorded as such in the Company's shareholders' register or in the register maintained by the Company's U.S. transfer agent may attend and, if relevant, vote at the AGM ("Persons with Meeting Rights"), irrespective of changes to their shareholdings or rights after the Record Date.

Those who beneficially own shares in the Company's capital in an account at a bank, a financial institution, an account holder or other financial intermediary (the "Beneficial Owners") on the Record

Date, must also have their financial intermediary or their agent with whom the underlying shares are on deposit issue a proxy to them which confirms they are authorized to take part in and vote at the AGM.

Persons with Meeting Rights and Beneficial Owners who wish to attend the AGM, in person or represented by proxy, must notify the Company in writing of their identity and intention to attend the AGM (an "Attendance Notice") no later than 5:59 a.m. CEST on June 25, 2025 (such time, the "Cut-off Time"). The Attendance Notice must contain the name and number of shares the person will represent in the AGM. Beneficial Owners must also enclose with their Attendance Notice (i) proof of their beneficial ownership of the relevant underlying shares in the Company's capital, such as a recent account statement, and (ii) their signed proxy from their financial intermediary or agent with whom the shares are on deposit.

Persons with Meeting Rights and Beneficial Owners who have duly provided an Attendance Notice to the Company may have themselves represented at the AGM using a written or electronically recorded proxy. Proxyholders must submit a signed proxy to the Company no later than the Cut-off Time and present a copy of their proxy upon entry to the AGM. A proxy form can be downloaded from the Company's website (http://www.pharvaris.com).

Any Attendance Notice, proof of beneficial ownership or signed proxy to be sent to the Company as part of the procedures described above must be provided via regular mail or e-mail to:

Pharvaris N.V.

c/o Chief Legal Officer

Emmy Noetherweg 2

2333 BK Leiden

the Netherlands

investor.relations@pharvaris.com

Any Attendance Notice, proof of beneficial ownership or signed proxy received after the Cut-off Time may be ignored. Persons with Meeting Rights, Beneficial Owners and proxyholders who have not complied with the procedures described above may be refused entry to the AGM.

Broadridge Voting Instructions

The Company has engaged Broadridge to assist in soliciting voting proxies in connection with the AGM. Broadridge will mail this notice and a voting proxy card to all Persons with Meeting Rights. Persons with Meetings Rights who choose to give voting instructions through Broadridge may do so on the internet, by telephone or by returning the proxy card as explained in more detail below.

Beneficial Owners will not be mailed by Broadridge, but should receive a notice containing voting instructions from their bank, a financial institution, an account holder or other financial intermediary. Follow the instructions from your bank, a financial institution, an account holder or other financial intermediary, or contact such organization to request a proxy card.

Voting Online

Persons with Meeting Rights may provide voting instructions through the internet before the AGM. Go to www.proxyvote.com to complete an electronic proxy card. You will be asked to provide the 16-digit control number from the proxy card. Your voting instruction must be received by the Cut-off Time to be counted.

Voting by Telephone

Persons with Meetings Rights may provide voting instructions over the telephone from a location in the United States by dialing toll-free 1-800-690-6903, using a touch-tone phone and follow the recorded instructions. You will be asked to provide the 16-digit control number from the proxy card. Your voting instruction must be received by the Cut-off Time to be counted.

Voting by Mail

Persons with Meetings Rights may provide voting instructions using a proxy card by simply completing, signing and dating the proxy card mailed to you and returning it promptly in the envelope provided. If you return your signed proxy card to us before the AGM, we will vote your shares as you direct. Your vote must be received by the Cut-off Time to be counted.

EXPLANATORY NOTES TO THE AGENDA

2. Discussion of Dutch statutory board report for the fiscal year ended December 31, 2024 (discussion item)

The Company's statutory board report over the fiscal year ended December 31, 2024 has been made available on the Company's website (http://www.pharvaris.com) and at the Company's office address.

3. Adoption of Dutch statutory annual accounts for the fiscal year ended December 31, 2024 (voting item)

The Company's annual accounts over the fiscal year ended December 31, 2024 have been made available on the Company's website (http://www.pharvaris.com) and at the Company's office address. It is proposed that these annual accounts be adopted.

4. Appointment of PricewaterhouseCoopers Accountants N.V. as the Company's external independent auditor for the fiscal year ending December 31, 2025 (voting item)

Under Dutch law, the General Meeting is, in principle, the corporate body authorized to annually appoint the external independent auditor for the audit of the Company's annual accounts, annual report and, to the extent required by law, the Company's sustainability reporting. It is now proposed to appoint PricewaterhouseCoopers Accountants N.V. as the external independent auditor for the fiscal year ending December 31, 2025.

5. Discharge from liability of the Company's directors with respect to the performance of their duties during the fiscal year ended December 31, 2024 (voting item)

It is proposed that the Company's directors be released from liability for the exercise of their duties during the fiscal year ended December 31, 2024. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's statutory board report or annual accounts over the fiscal year ended December 31, 2024 or in other public disclosures.

6. Discussion of the Company's dividend and reservation policy (discussion item)

The Company has never paid or declared any cash dividends on its shares, and the Company does not anticipate paying any cash dividends on its shares in the foreseeable future. The Company intends to retain available funds and future earnings to fund the development and expansion of its business. Under Dutch law, the Company may only pay dividends to the extent its shareholders' equity (eigen vermogen) exceeds the sum of the Company's paid-up and called-up share capital plus the reserves required to be maintained by Dutch law or by the Company's articles of association (if any). Subject to such restrictions, any future determination to pay dividends will be at the discretion of the Company's board of directors (the "Board") and will depend upon a number of factors, including the Company's results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the Board deem relevant. If and when the Company does intend to distribute a dividend, such dividend may be distributed in the form of cash only or shares only, through a combination of the foregoing (cash and shares) or through a choice dividend (cash or shares), in each case subject to applicable law.

7. Extension of authorization for the Board to acquire ordinary shares and depository receipts for ordinary shares in the Company's capital (voting item)

The General Meeting has authorized the Board, for a period of 18 months following June 28, 2024, to resolve for the Company to acquire fully paid-up ordinary shares in the Company's capital (and depository receipts for such ordinary shares), by any means, including through derivative products, purchases on a stock exchange, private purchases, block trades, or otherwise, for a price which is higher than nil and does not exceed 110% of the average market price of the Company's ordinary shares on the Nasdaq Stock Market (such average market price being the average of the closing prices on each of the five consecutive trading days preceding the date the acquisition is agreed upon by the Company), up to 10% of the Company's issued share capital (determined as at the close of business on June 28, 2024).

It is proposed that this authorization be renewed for a period of, an effectively extended to expire, 18 months following the date of this AGM, provided that the authorization shall be limited to 10% of the Company's issued share capital determined as at the close of business on the date of the AGM. If the resolution proposed under this agenda item 7. is passed, the proposed authorization shall replace the currently existing authorization.

8. Re-appointment of Dr. David Meeker as non-executive director of the Company (voting item)

The Board has made a binding nomination to re-appoint Dr. David Meeker as non-executive director of the Company for a period of four years, ending at the end of the annual General Meeting to be held in the year 2029.

Dr. Meeker is being nominated for re-appointment in view of his knowledge of the Company and the dedication with which he has performed his duties as non-executive director of the Company during his previous term of office, his financial, capital markets and management experience, his extensive experience in the healthcare industry, his knowledge and experience in corporate governance and compliance, his understanding of corporate responsibility and his experience in disclosure, investor relations and communication matters.

9. Re-appointment of Dr. Robert Glassman as non-executive director of the Company (voting item)

The Board has made a binding nomination to re-appoint Dr. Robert Glassman as non-executive director of the Company for a period of four years, ending at the end of the annual General Meeting to be held in the year 2029.

Dr. Glassman is being nominated for re-appointment in view of his knowledge of the Company and the dedication with which he has performed his duties as non-executive director of the Company during his previous term of office, his board and executive experience in international business, his knowledge and experience in finance, accounting and remuneration, his understanding of corporate governance and compliance and his experience in the life sciences industry.

10. Re-appointment of Ms. Viviane Monges as non-executive director of the Company (voting item)

The Board has made a binding nomination to re-appoint Ms. Viviane Monges as non-executive director of the Company for a period of four years, ending at the end of the annual General Meeting to be held in the year 2029.

Ms. Monges is being nominated for re-appointment in view of her knowledge of the Company and the dedication with which she has performed her duties as non-executive director of the Company during her previous term of office, her board and executive experience in international business, her knowledge and experience in finance, accounting and remuneration, her extensive experience in the pharmaceutical industry and her understanding of corporate governance and compliance.